                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. ________)*


                           El Paso Energy Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   283905 10 7
           ----------------------------------------------------------
                                 (CUSIP Number)

                                  Joseph Romano
                               Two Houston Center
                             909 Fannin, Suite 2910
                              Houston, Texas 77010
                                 (713) 739-0836

--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 March 13, 1999
           ----------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), Section 240.13d-1(f) or Section 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

----------------------                                 -------------------------
CUSIP No.  283905107
----------------------                                 -------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Selim K. Zilkha, individually and as Trustee of the Selim K. Zilkha Trust
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]

                                                                       (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     SC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                           [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
                             7       SOLE VOTING POWER

                                     14,118,916 shares**
       NUMBER OF             ---------------------------------------------------
        SHARES               8       SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                      -0-
         EACH                ---------------------------------------------------
       REPORTING             9       SOLE DISPOSITIVE POWER
        PERSON
         WITH                        14,118,916 shares**
                             ---------------------------------------------------
                             10      SHARED DISPOSITIVE POWER

                                     -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     14,118,916 shares **
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.1% (based upon the number of shares outstanding on March 12, 1999 and the number of shares to be issued by El Paso in the merger)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

** Includes 2,100 shares directly owned by Selim K. Zilkha and 14,116,816 shares indirectly owned by Selim K. Zilkha.

                                  SCHEDULE 13D

----------------------                                 -------------------------
CUSIP No.  283905107
----------------------                                 -------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Selim K. Zilkha Trust
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]

                                                                       (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     SC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                           [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     California
--------------------------------------------------------------------------------
                             7       SOLE VOTING POWER

                                     14,116,816 shares
       NUMBER OF             ---------------------------------------------------
        SHARES               8       SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                      -0-
         EACH                ---------------------------------------------------
       REPORTING             9       SOLE DISPOSITIVE POWER
        PERSON
         WITH                        14,116,816 shares
                             ---------------------------------------------------
                             10      SHARED DISPOSITIVE POWER

                                     -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     14,116,816 shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.1% (based upon number of shares outstanding on March 12, 1999 and number of shares to be issued by El Paso in the merger)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     OO; Trust
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

ITEM 1.  SECURITY AND ISSUER.

         This Statement on Schedule 13D is being filed by the Selim K. Zilkha Trust and Selim K. Zilkha, individually and as trustee of the Selim K. Zilkha Trust (each individually a "Reporting Person" and together, the "Reporting Persons"), and relates to the beneficial ownership of shares of common stock, par value $3.00 per share ("El Paso Common Stock"), of El Paso Energy Corporation ("El Paso"). The address of El Paso's principal executive offices is 1001 Louisiana Street, Houston, Texas 77002.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) - (c) The information required to be filed in response to paragraphs (a), (b) and (c) of Item 2 with respect to the Reporting Persons are set forth on Schedule I.

         (d) During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, neither of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of such persons was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Selim K. Zilkha is a citizen of the United States of America. The Selim K. Zilkha Trust is a trust created under the laws of the State of California.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On March 13, 1999, El Paso entered into an Agreement and Plan of Merger (the "Merger Agreement") with Sonat, Inc. ("Sonat") providing, among other things, for a business combination between Sonat and El Paso. In connection with the Merger Agreement and in consideration of El Paso entering into the Merger Agreement, Selim K. Zilkha, in his individual capacity and in his capacity as trustee of the Selim K. Zilkha Trust, and Michael Zilkha (collectively, the "Stockholders") entered into a Voting Agreement (the "Zilkha Voting Agreement") with El Paso, dated March 13, 1999, relating to the voting of certain shares of Sonat's Common Stock, par value $1.00 per share ("Sonat Common Stock"), then owned or thereafter acquired by the Stockholders. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Merger Agreement or the Zilkha Voting Agreement.

         The Merger Agreement contemplates three possible structures to effect the business combination between Sonat and El Paso. If the "Parent Merger" structure, as described below in Item 4, is utilized, each outstanding share of Sonat Common Stock would be converted into the right to receive one share of El Paso Common Stock.

         Pursuant to the Zilkha Voting Agreement, El Paso has the right to vote certain shares of Sonat Common Stock beneficially owned by the Reporting Persons, at any meeting of Sonat's stockholders, in favor of the Merger Agreement and the transactions contemplated thereby. The Zilkha Voting Agreement also requires El Paso, after the effective time of the Parent Merger or the Alternative Merger (as described below), to comply with the obligations of Sonat contained in the Registration Rights Agreement, dated as of January 30, 1998, among Sonat, the Stockholders (including Selim K. Zilkha) and the Selim K. Zilkha (1996) Annuity Trust, as if El Paso were Sonat. For a description of the Merger Agreement and the Zilkha Voting Agreement, see Item 4.

ITEM 4.  PURPOSE OF TRANSACTION

         THE MERGER AGREEMENT

         Form of Merger and Consideration

         As noted in Item 3, the Merger Agreement provides, among other things, for three possible structures of a business combination between Sonat and El Paso. The first structure provides for the merger of Sonat into El Paso (the "Parent Merger"), pursuant to which each outstanding share of Sonat Common Stock would be converted into the right to receive one share (the "Exchange Ratio") of El Paso Common Stock. If the Parent Merger is effected, each of the Reporting Persons will be deemed to acquire more than five percent of the outstanding El Paso Common Stock. In the event that the Parent Merger is not approved by El Paso's stockholders, the Merger Agreement provides for the merger of a wholly owned subsidiary of El Paso with and into Sonat (the "Alternative Merger"), pursuant to which each outstanding share of Sonat Common Stock would be converted into the right to receive (1) a fraction of a share of El Paso Common Stock equal to the Common Conversion Number (as defined below) and (2) a fraction of a Depositary Share equal to the Depositary Share Conversion Number (as defined below), representing a fractional interest in a new series of preferred stock to be issued by El Paso (the "El Paso Preferred Stock"). The Common Conversion Number would be equal to the result obtained by dividing (x)
(i) the maximum number of shares of El Paso Common Stock that may be issued by El Paso as of the date prior to the closing date of the Alternative Merger without obtaining the approval of El Paso's stockholders pursuant to the rules and regulations of the New York Stock Exchange (the "NYSE") minus (ii) the number of shares of El Paso Common Stock required pursuant to the Merger Agreement to be reserved for issuance upon the exercise of Sonat options outstanding immediately prior to the effective time of the Alternative Merger by
(y) the number of shares of Sonat Common Stock outstanding immediately prior to the effective time of the Alternative Merger, excluding shares held by Sonat, El Paso or their subsidiaries. The Depositary Share Conversion Number would equal the result obtained by dividing (a) the product of (x) (i) the Exchange Ratio
(ii) minus the Common Conversion Number and (y) the Implied Price (as defined below) by (b) $100 (the fraction of the liquidation preference of each share of El Paso Preferred Stock represented by a Depositary Share). The Implied Price means the average of the closing prices of the shares of El Paso Common Stock on the NYSE Composite Transaction Reporting System as reported in The Wall Street Journal (but subject to correction for typographical or other manifest errors in such reporting) over the

10-day period immediately preceding the second trading day prior to the date of the meeting of Sonat's stockholders; provided that the Implied Price shall in no event be less than $32.00, or greater than $44.50. Based upon the number of shares of El Paso Common Stock outstanding on March 12, 1999, if the Alternative Merger structure is utilized, the shares of Sonat Common Stock beneficially owned by Selim K. Zilkha and the Selim K. Zilkha Trust would be converted into the right to receive (A) 2,731,940 and 2,731,533 shares, respectively, of El Paso Common Stock (representing 1.9% of the outstanding El Paso Common Stock after the Alternative Merger with respect to each Reporting Person) and (B) with respect to Selim K. Zilkha, between 3,644,092 (assuming an Implied Price of $32.00) and 5,067,279 (assuming an Implied Price of $44.50) Depositary Shares, and with respect to the Selim K. Zilkha Trust, between 3,643,550 and 5,066,525 Depositary Shares. Such beneficial ownership of Depositary Shares by each Reporting Person would represent 13% of the total Depositary Shares issued by El Paso in connection with the Alternative Merger.

         The Merger Agreement also provides that at any time prior to the effective date of a Form S-4 registration statement filed with the Securities and Exchange Commission to register the securities to be received by Sonat's stockholders in connection with the Parent Merger or the Alternative Merger, the form of business combination contemplated by the Merger Agreement may be amended to substitute for the Parent Merger a business combination in which El Paso and Sonat would form a Delaware corporation which would be half-owned by each of El Paso and Sonat ("Newco") and would cause Newco to form two wholly owned subsidiaries, one of which would merge with and into Sonat and one of which would merge with and into El Paso, and as a result of which each outstanding share of El Paso Common Stock and Sonat Common Stock would be converted into the right to receive one share of common stock of Newco (together with one associated preferred stock purchase right of Newco) (the "Revised Merger"). The Revised Merger would only be effected if such transaction would reduce the transaction costs associated with the consummation of the Parent Merger and would not adversely affect the holders of Sonat Common Stock. An amendment to the Merger Agreement would be executed to provide for the Revised Merger, and such amendment shall not affect El Paso's obligation to effect the Alternative Merger if required by the Merger Agreement. Based upon the number of shares of El Paso Common Stock and Sonat Common Stock outstanding as of March 12 and March 11, respectively, the Sonat Common Stock beneficially owned by Selim K. Zilkha and the Selim K. Zilkha Trust would be converted into the right to receive 14,118,916 and 14,116,816 shares of Newco Common Stock, respectively, or approximately 6.1% of the total outstanding shares of Newco Common Stock, if the Revised Merger is consummated.

         No cash payments, other than in respect of fractional shares, would be made to the stockholders of Sonat in connection with the Parent Merger or the Alternative Merger. No cash payments would be made to the stockholders of Sonat in connection with the Revised Merger.

         Appointment to the Board of Directors

         Pursuant to the terms of the Merger Agreement, the Board of Directors of El Paso is required to take such action as is necessary so that as of the effective time of the Parent Merger or the Alternative Merger, it has 15 members, nine of whom are persons designated by the Board of

Directors of El Paso prior to the effective time (no more than one such person being an insider of El Paso) ("El Paso Designees") and six of whom are persons designated by the Board of Directors of Sonat prior to the effective time (no more than one such person being an insider of Sonat and no more than one such person being a Stockholder) ("Sonat Designees"). If any Sonat Designee or El Paso Designee is over the age of 68 at the effective time, El Paso shall waive any age limitation applicable to members of the Board of Directors, with respect to such Sonat Designee or El Paso Designee, as applicable. After the effective time, El Paso will not discriminate between Sonat Designees and El Paso Designees in making any determination with respect to the waiver of the age limitation applicable to members of the Board of Directors, it being understood that determinations are made on a case-by-case basis and it being further understood that El Paso waives such age limitation for Selim K. Zilkha. Selim K. Zilkha shall be nominated by El Paso's Board of Directors (or nominating committee or other committee performing similar functions) for election to serve as a director of El Paso for so long as Selim K. Zilkha and members of his immediate family and trusts therefor own at least 5% of the then outstanding shares of any class of El Paso's equity securities registered pursuant to
Section 12 of the Securities Exchange Act of 1934, as amended, including the El Paso Preferred Stock and Depositary Shares issued in the event of the Alternative Merger. Additionally, the Merger Agreement provides that from the effective time of the merger through December 31, 2000, Ronald L.
Kuehn, Jr., the current Chief Executive Officer of Sonat, shall be the non-Executive Chairman of the El Paso Board of Directors.

     THE ZILKHA VOTING AGREEMENT

         Concurrently with the execution and delivery of the Merger Agreement and as a condition and inducement to El Paso's willingness to enter into the Merger Agreement, El Paso and the Stockholders (including Selim K. Zilkha) entered into the Zilkha Voting Agreement. Pursuant to the Zilkha Voting Agreement, each Stockholder has agreed that he or it shall (1) appear at the meeting or otherwise cause the shares of Sonat Common Stock owned by him or it, together with any shares of Sonat Common Stock acquired by him or it after the date of the Merger Agreement (collectively, the "Sonat Shares"), to be counted as present thereat for purposes of establishing a quorum and (2) vote his or its Sonat Shares, or cause his or its Sonat Shares to be voted, in favor of the approval and adoption of the Merger Agreement and the transactions contemplated thereby, and any action required in furtherance thereof, if the Merger Agreement (as in effect as of March 13, 1999 and amendments thereto that do not effect a change to the transactions contemplated thereby as of March 13, 1999 that would materially and adversely affect the Stockholders) and the transactions contemplated thereby are presented at Sonat's stockholders' meeting. As security for each Stockholder's obligations under the Zilkha Voting Agreement, each Stockholder irrevocably appointed El Paso as his or its attorney and proxy to vote Sonat Shares at Sonat's stockholders' meeting to the extent provided above. The Zilkha Voting Agreement will terminate upon the earliest to occur of (1) the effective time of the Parent Merger or the Alternative Merger and (2) the termination of the Merger Agreement in accordance with its terms. Pursuant to the terms of the Zilkha Voting Agreement, the Stockholders are not permitted to transfer or sell their Sonat Shares.

         The Zilkha Voting Agreement also requires El Paso, after the effective time of the Parent Merger or the Alternative Merger, to comply with the obligations of Sonat contained in the Registration Rights Agreement, dated as of January 30, 1998, among Sonat, the Stockholders and the Selim K. Zilkha (1996) Annuity Trust (collectively, the "Zilkha Entities"), as if El Paso were Sonat. The Registration Rights Agreement provides that the Zilkha Entities are entitled to require Sonat to register shares of Sonat Common Stock owned by any of them under the Securities Act of 1933, as amended (the "Act") at any time until January 30, 2003. However, Sonat is not required to effect more than three such registrations during such period. In addition, the Registration Rights Agreement entitles the Zilkha Entities to include shares of Sonat Common owned by them, subject to certain limitations, in a registration statement filed by Sonat under the Act, until January 30, 2003.

     THE STOCK OPTION AGREEMENTS

         Concurrently with the execution and delivery of the Merger Agreement and as a condition to the other party's willingness to enter into the Merger Agreement, El Paso and Sonat entered into reciprocal stock option agreements. The Sonat Stock Option Agreement (the "Sonat Stock Option Agreement") grants El Paso an option to purchase, under certain circumstances, up to 21,899,515 shares of Sonat Common Stock from Sonat at a price of $27.238 per share (such number and price being subject to adjustment as described in the Sonat Stock Option Agreement). The El Paso Stock Option Agreement (the "El Paso Stock Option Agreement", and together with the Sonat Stock Option Agreement, the "Stock Option Agreements") grants Sonat an option to purchase, under certain circumstances, up to 24,349,638 shares of El Paso Common Stock from El Paso at a price of $37.725 per share (such number and price being subject to adjustment as described in the El Paso Stock Option Agreement). Either party may exercise its option to purchase the other party's common stock, in whole or in part, at any time or from time to time, if any event has occurred that results in the holder of the option being entitled to receive a termination fee pursuant to the Merger Agreement, and the Merger Agreement is being or has been terminated (an "Exercise Event"). The options expire upon the earliest to occur of (1) the effective time of the Parent Merger or the Alternative Merger and (2) nine months after the first occurrence of an Exercise Event.

         Either or both of the Reporting Persons may change any of his or its current intentions, acquire a beneficial interest in additional shares of El Paso Common Stock, or take any other action with respect to El Paso or any of its equity securities in any manner permitted by law. Reference is hereby made to Articles I, II, VI and VII of the Merger Agreement for a description of other transactions or events of the type described in paragraphs (a) through (j) of
Item 4 of Schedule 13D. Except as disclosed in this Item 4, neither of the Reporting Persons has any current plans or proposals that relate to or would result in any of the events described in paragraphs (a) through (j) of Item 4 of
Schedule 13D.

         The filing of this Statement on Schedule 13D shall not be construed as an admission by either of the Reporting Persons that, for purposes of Sections 13(d) and 13(g) of the Securities Exchange Act of 1934, as amended, either of the Reporting Persons is the beneficial owner of the shares of El Paso Common Stock to which this Statement on Schedule 13D relates.

         The foregoing response to this Item 4 is qualified in its entirety by reference to the Merger Agreement, the full text of which is filed as Exhibit A hereto, the Zilkha Voting Agreement, the full text of which is filed as Exhibit B hereto, the Stock Option Agreements, the full text of which are filed as Exhibits C and D hereto, and the Registration Rights Agreement, the full text of which has been previously filed as an exhibit to Amendment No. 1 to Schedule 13D filed by the Reporting Persons on February 3, 1998 (File No. 005-35867). All such agreements are incorporated herein by reference.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) El Paso represented in the Merger Agreement that it had outstanding as of the close of business on March 12, 1999 an aggregate of 122,359,989 shares of El Paso Common Stock. As of the date of this Schedule 13D, each Reporting Person may be deemed to beneficially own up to the number of shares and corresponding percentage of the outstanding shares of El Paso Common Stock as is set forth on the cover pages of this Schedule 13D. Such information is incorporated herein by reference.

         (b) The number of shares of El Paso Common Stock as to which there is sole power to vote or to direct the vote, shared power to vote or direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or direct the disposition for each Reporting Person is set forth on the cover pages of this Schedule 13D, and such information is incorporated herein by reference.

         (c) Not applicable.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The responses to Item 3 and Item 4, the Merger Agreement, the Zilkha Voting Agreement, the Stock Option Agreements and the Registration Rights Agreement are incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         The following are filed herewith as exhibits to this Schedule 13D:

         A. Agreement and Plan of Merger, dated as of March 13, 1999, by and between El Paso Energy Corporation and Sonat Inc.

         B. Voting Agreement, dated March 13, 1999, by and between El Paso Energy Corporation, and Selim Zilkha, in his individual capacity and in his capacity as trustee of the Selim K. Zilkha Trust, and Michael Zilkha.

         C. Stock Option Agreement, dated as of March 13, 1999, by and between Sonat Inc. and El Paso Energy Corporation, with respect to Sonat Common Stock.

         D. Stock Option Agreement, dated as of March 13, 1999, by and between Sonat Inc. and El Paso Energy Corporation, with respect to El Paso Common Stock.

         E. Registration Rights Agreement, dated as of January 30, 1998, by and among Sonat Inc., Selim K. Zilkha, Michael Zilkha, Selim K. Zilkha Trust and Selim K. Zilkha (1996) Annuity Trust (incorporated by reference to Exhibit C to Amendment No. 1 to
                  Schedule 13D filed by the Reporting Persons with the Commission on February 3, 1998 (File No. 005-35867)).

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   March 23, 1999



                                              /s/ Selim K. Zilkha
                                              ----------------------------------
                                              Selim K. Zilkha, as Trustee
                                              of the Selim K. Zilkha Trust

                                              /s/ Selim K. Zilkha
                                              ----------------------------------
                                              Selim K. Zilkha

                                   SCHEDULE I


Name:                 Selim K. Zilkha
Address:              Two Houston Center
                      909 Fannin, Suite 2910
                      Houston, Texas 77010
Occupation:           Investor


Name:                 Selim K. Zilkha Trust
Address:              Two Houston Center
                      909 Fannin, Suite 2910
                      Houston, Texas 77010
Occupation:           N/A

                                 EXHIBIT INDEX


     EXHIBIT
     NUMBER                        DESCRIPTION
     -------                       -----------
         A.       Agreement and Plan of Merger, dated as of March 13, 1999, by and between El Paso Energy Corporation and Sonat Inc.

         B.       Voting Agreement, dated March 13, 1999, by and between El Paso
                  Energy Corporation, and Selim Zilkha, in his individual capacity and in his capacity as trustee of the Selim K. Zilkha
                  Trust, and Michael Zilkha.

         C. Stock Option Agreement, dated as of March 13, 1999, by and between Sonat Inc. and El Paso Energy Corporation, with respect to Sonat Common Stock.

         D. Stock Option Agreement, dated as of March 13, 1999, by and between Sonat Inc. and El Paso Energy Corporation, with respect to El Paso Common Stock.

         E. Registration Rights Agreement, dated as of January 30, 1998, by and among Sonat Inc., Selim K. Zilkha, Michael Zilkha,
                  Selim K. Zilkha Trust and Selim K. Zilkha (1996) Annuity Trust
                  (incorporated by reference to Exhibit C to Amendment No. 1 to
                  Schedule 13D filed by the Reporting Persons with the Commission on February 3, 1998 (File No. 005-35867)).